APEX RESOURCES, INC.

150 S. Los Robles Avenue, Suite 650

Pasadena, California 91101

July 19, 2018

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention: Katherine Bagley, Esq.

Re: Apex Resources, Inc.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended June 30, 2017

Filed June 12, 2018

Response Dated June 11, 2018

Form 8-K Filed March 29, 2018

File No. 333-207109

Dear Ms. Bagley:

We are responding to the comment letter dated June 27, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding certain periodic reports filed by Apex Resources, Inc. (the “Company”). The Staff’s comments are set forth in full below (in italics) and the Company’s responses are indicated below each such numbered comment.

General

1.	We note your recently announced transaction with Chongqing Puxin Blockchain Technology Co., Ltd., pursuant to which you have agreed to establish a new company, Apex Data Center Inc. With a view to understanding how you intend to finance this transaction, please tell us when you plan to file your Form 10-Q for the fiscal period ended March 31, 2018. In this regard, we note that your Form 10-Q was due on May 15, 2018.

Please note that the Company filed its Quarterly Report on Form 10-Q for the period ended March 31, 2018 on July 3, 2018.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended June 30, 2017

2.	The facing page of your annual report on Form 10-K for the fiscal year ending June 30, 2017 states that your common stock is registered under Section 12(g) of the Exchange Act. In future filings, please remove this language as your EDGAR reporting history does not reflect registration of your common stock under Section 12(b) or 12(g) of the Exchange Act.

We thank you for pointing this out. The Company undertakes in future filings to remove any reference that the Company’s common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 unless and until such time that the Company’s common stock is so registered.

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Form 8-K filed March 29, 2018

Item 5.01 Changes in Control of Registrant, page 2

3.	We note your disclosure that Tadas Dabasinskas entered into stock purchase agreements for the sale of an aggregate of 4,000,000 shares of Common Stock of the Company, representing approximately 78.7% of the issued and outstanding shares of Common Stock of the Company as of March 23, 2018, to Sumunity Group, Inc. and Harbor Torrance Family Trust. Please disclose the amount of consideration paid by Sumunity Group, Inc. and Harbor Torrance Family Trust to Tadas Dabasinskas. Please also provide a more robust description of the transaction by which Sumunity Group, Inc. and Harbor Torrance Family Trust acquired control of the company. See Item 5.01 of Form 8-K.

The Company is in the process of confirming with the new principal shareholders certain information so the Company can amend the referenced Current Report on Form 8-K in a manner that fully complies with Item 5.01 of Form 8-K. This principally involves taking reasonable steps to inquire about what financing, if any, was used for the purchase price of the control shares by the purchasers thereof. The Company hopes to receive this information, including any supporting documentation, in the near future and intends to make the amended filing on Form 8-K/A as soon as possible thereafter.

If you have any questions or comments with respect to the foregoing, please feel free to call Lance Jon Kimmel at SEC Law Firm, our outside counsel, at (310) 557-3059.

Very truly yours,

/s/ Jeff Bodnar
Jeff Bodnar
Chief Executive Officer

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